EXHIBIT 99.4

Press Release dated November 27, 2003

Call-Net encourages the CRTC to quickly address the problems identified in its report on the state of competition in Canadian telecommunications

     TORONTO, Nov. 27 /CNW/ - Call-Net Enterprises Inc. (TSX: FON, FON B) today commented on the Canadian Radio-television Telecommunication Commission’s (CRTC) latest report on the status of telecommunications competition in Canada.

     “With today’s report, we see further evidence that the CRTC needs to be more pro-active in addressing the problems identified with respect to competition - particularly in the home phone market segment” said Bill Linton, president and chief executive officer of Call-Net Enterprises.

     The report is issued annually by the CRTC to the Governor-in-Council pursuant to a Cabinet directive to report each year on the status of competition in Canadian telecommunications markets and on the deployment of advanced telecommunications services and facilities. In today’s report, the CRTC confirmed that local competition is still weak. The former monopoly telephone companies continue to enjoy a virtual monopoly in the local residential market segment with a market share in excess of 97 per cent.

     “It is clear that the CRTC fully understands the dimensions of the current problems in the local residential market”, said Linton. “The key, however, is for the CRTC to also understand and act on the urgency of the situation, and move quickly to remove the barriers to meaningful competition that exist.”

     Although the market for local competition was opened in 1997, little progress has been made in ensuring that consumers in all regions of the country have a real choice of suppliers for home telephone service. Call-Net entered the local service (home phone) market in 1999. It remains the only national provider of local residential service, offering home phone service to residential consumers in nine of Canada’s most populous metropolitan markets, in addition to its long distance and Internet access service. To date, the Company has invested over $500 million in establishing a competitive local service offer in Canada.

     On May 29, 2003, Call-Net Enterprises filed an application with the CRTC to promote greater competition in the local residential telecommunications market. Call-Net’s application identifies several actions necessary to remove the remaining barriers to entry into the local service market that will allow competitors to achieve the scale necessary to compete, including:

-	Extend the period during which ILECs cannot solicit competitors’ residential local customers from three months to one year, in order to reduce churn and accelerate scale;

-	Reform the customer ‘cut over’ process to become more consumer friendly and until the process is reformed, compensate competitors for inferior and discriminatory cut-over services by reducing loop service charges by 50 per cent; and

-	Reduce loop rates by 50 per cent over a two-year period and compensate the ILECs from deferral accounts.

     “The CRTC has taken some steps to remove barriers to entry in the local home phone market”, said Linton. “But we are still waiting for the CRTC to act on our application to promote local residential competition and to enforce in a timely manner, the decisions that is it has already made.”

     About Call-Net Enterprises Inc.

     Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to households and businesses. It provides services primarily through its wholly-owned subsidiary, Sprint Canada Inc. Call-Net Enterprises and Sprint Canada are headquartered in Toronto and own and operate an extensive national fibre network with over 134 co-locations in nine Canadian metropolitan markets. www.callnet.ca or www.sprint.ca

     Note for Investors:

     This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

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For further information: contact: Karen O’Leary, Corporate
Communications, (416) 718-6445, karen.oleary@sprint-canada.com